Exhibit 99.1

Lixiang Education Holding Co., Ltd.

No. 818 Hua Yuan Street

Liandu District, Lishui City, Zhejiang Province, 323000

People’s Republic of China

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 24, 2022

Dear shareholders,

Notice is hereby given that Lixiang Education Holding Co., Ltd., a Cayman Islands exempted company (the “Company”), will hold its annual general meeting of shareholders (the “AGM”) at No. 467, Chengbei Street, Liandu District, Lishui City, Zhejiang Province, 323000, People’s Republic of China at 10:00 a.m. (Beijing Time) on June 24, 2022 (the “Notice”).

At the AGM, you will be asked to consider and vote upon the following resolutions:

as an ordinary resolution:

THAT the appointment of WWC Professional Corporation Limited, or WWC, P.C., as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2021, and the dismissal of PricewaterhouseCoopers Zhong Tian LLP, the Company’s former independent registered public accounting firm, be ratified; and

THAT the report of WWC, P.C., the Company’s independent registered public accounting firm, relating to the Company’s consolidated balance sheets as of December 31, 2021 and 2020 and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity, and cash flows for the three-year period ended December 31, 2021, be approved and ratified.

You can find more information about the agenda in the proxy statement accompanying this Notice. We are not aware of any other business to come before the AGM.

The board of directors of the Company has fixed the close of business (Cayman Islands Time) on May 23, 2022 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, and to attend and vote at, the AGM or any adjourned or postponed meeting thereof. Accordingly, only shareholders registered in the register of members of the Company at the close of business on the Record Date are entitled to attend and vote at the AGM or at any adjournment that may take place. The register of members of the Company will not be closed. Holders of the Company’s American Depositary Shares (“ADSs”) at the close of business (New York Time) on May 23, 2022 who wish to exercise their voting rights for the ordinary shares of the Company that are represented by their ADSs must act through Citibank, N.A., the depositary of the Company’s ADSs, and should give voting instructions to Citibank, N.A. accordingly. ADS holders are not permitted to attend or vote in person at the AGM.

Your vote is important. Whether or not you plan to attend the AGM, we hope that you will vote as soon as possible.

A shareholder entitled to attend and vote at the AGM is entitled to appoint a proxy to attend and vote instead of such shareholder at the AGM. A proxy need not be a shareholder of the Company. Any representative of a corporate shareholder attending the AGM would need to produce a letter/board resolutions showing the authorization to represent such shareholder to the Company.

If you plan to attend the AGM, please notify us of your intentions. This will assist us with meeting preparations.

Whether or not you propose to attend the AGM in person, you are strongly advised to complete and return the Proxy Card in accordance with the instructions therein. To be valid, the Proxy Card must be completed and deposited (together with any power of attorney or other authority under which it is signed or a certified copy of that power or authority) to the attention of Ms. Siyi Ye, Lixiang Education Holding Co., Ltd., No. 467, Chengbei Street, Liandu District, Lishui City, Zhejiang Province, 323000, People’s Republic of China, +86-0578-2267142, as soon as possible and in any event not later than 48 hours before the time for holding the AGM or any adjourned meeting. Returning the Proxy Card will not preclude you from attending the AGM and voting in person if you so wish and in such event the proxy shall be deemed to be revoked.

The Notice of the Annual General Meeting of Shareholders, the Proxy Statement, the Proxy Card, and the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 are available, through our website at www.lixiangeh.com.

By Order of the Board of Directors,

/s/ Fen Ye
Fen Ye
Chairlady of the Board of Directors

LIXIANG EDUCATION HOLDING CO., LTD.

PROXY STATEMENT

General

The board of directors of the Company (the “Board of Directors”) is soliciting proxies for an annual general meeting of shareholders (the “AGM”) to be held at No. 467, Chengbei Street, Liandu District, Lishui City, Zhejiang Province, 323000, People’s Republic of China at 10:00 a.m. (Beijing Time) on June 24, 2022.

Purpose of the AGM

The purpose of the AGM is to seek shareholders’ approval of (i) the proposal to ratify the appointment of WWC Professional Corporation Limited, or WWC, P.C., as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2021, and the dismissal of PricewaterhouseCoopers Zhong Tian LLP, the Company’s former independent registered public accounting firm; and (ii) the proposal to approve and ratify the report of WWC, P.C., the Company’s independent registered public accounting firm, relating to the Company’s consolidated balance sheets as of December 31, 2021 and 2020 and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity, and cash flows for the three-year period ended December 31, 2021 (collectively, the “Proposals”).

Record Date

Our Board of Directors has fixed the close of business on May 23, 2022 (Cayman Islands Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, and to attend and vote at, the AGM or any adjourned or postponed meeting thereof.

Accordingly, only shareholders registered in the register of members of the Company at the close of business on the Record Date are entitled to attend and vote at the AGM or at any adjournment that may take place. The register of members of the Company will not be closed.

Holders of the Company’s American Depositary Shares (“ADSs”) at the close of business (New York Time) on May 23, 2022 (the “ADS Record Date”) are entitled to exercise their voting rights for the shares represented by their ADSs and must act through Citibank, N.A., the depositary of the Company’s ADSs, and should give voting instructions to Citibank, N.A. accordingly.

Quorum

The quorum required for the AGM consists of one or more shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who together hold shares which carry in aggregate not less than one-third of all issued and outstanding ordinary shares of our Company that carry the right to vote at the AGM.

Voting Required

Each ordinary share of the Company in issue on the Record Date is entitled to one vote per share. The Proposals to be passed by the shareholders require the affirmative vote of a simple majority of the votes attached to the ordinary shares of the Company cast by those shareholders entitled to vote who are present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, at the AGM.

The voting results will be announced at the AGM and published in the Company’s report on Form 6-K to be furnished to the SEC after the AGM.

Solicitation

The costs of soliciting proxies will be borne by the Company. Proxies may be solicited by certain of the Company’s directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names the ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed, and returned by holders of ordinary shares, the ordinary shares they represent will be voted at the AGM in accordance with the instructions of the relevant shareholders. If no specific instructions are given by such holders, or in the case of broker’s non-votes, the ordinary shares will be voted at the discretion of the holder of such proxies.

Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present for the purpose of quorum but are not counted as votes for or against a proposal. Any representative of a corporate shareholder attending the AGM would need to produce a letter/board resolutions showing the authorization to represent such shareholder to the Company.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date, or by attending the AGM and voting in person. A written notice of revocation or a duly executed proxy bearing a later date must be delivered to the attention of the Company no later than 48 hours prior to the AGM.

Voting by Holders of ADSs

We have requested Citibank, N.A., as depositary of the ADSs, to deliver to all ADS holders as of the ADS Record Date the ADS voting instruction card. Upon timely receiving a duly completed ADS voting instruction card from an ADS holder, Citibank, N.A. will endeavor, in so far as practicable, to vote or cause to be voted the ordinary shares represented by such ADSs in accordance with the instructions set forth in the ADS voting instruction card.

If Citibank, N.A. does not receive the voting instructions from an ADS holder on or before the date set forth in the ADS voting instruction card, such ADS holders, under the terms of the deposit agreement, dated as of September 30, 2020, by and among the Company, Citibank, N.A. and all holders and beneficial owners from time to time of the ADSs issued thereunder, will be deemed to have instructed Citibank, N.A. to give a discretionary proxy to a person designated by the Company to vote the amount of ordinary shares represented by such ADSs unless voting at the meeting is by show of hands and unless the Company informs Citibank, N.A. that (x) it does not wish such proxy to be given, (y) substantial opposition exists to the matters to be voted on at the AGM or (z) such matters would have a material adverse impact on the holders of the ordinary shares.

PROPOSAL 1 — RATIFICATION OF THE APPOINTMENT OF INDEPENDENT AUDITOR AND DISMISSAL OF FORMER INDEPENDENT AUDITOR

Our Board of Directors proposes to ratify the appointment of WWC Professional Corporation Limited, or WWC, P.C., as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2021 and the dismissal of PricewaterhouseCoopers Zhong Tian LLP, or PwC, the Company’s former independent registered public accounting firm.

We are asking our shareholders to ratify the appointment of WWC, P.C. as our independent registered public accounting firm for the fiscal year ended December 31, 2021, to replace PwC, our former independent registered public accounting firm. If such appointment is not ratified, our audit committee of the Board of Directors will consider whether it is appropriate to select another registered accounting firm. Even if the appointment is ratified, our audit committee of the Board of Directors in its discretion may select another registered public accounting firm at any time if it determines that such a change would be in the best interests of the Company and our shareholders.

The ratification of the appointment of WWC, P.C. as our independent registered accounting firm for the fiscal year ended December 31, 2021 and the dismissal of PwC, the Company’s former independent registered public accounting firm, require the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at the AGM.

The Board of Directors recommends a vote FOR the ratification of the appointment of WWC, P.C. as our independent registered public accounting firm for the fiscal year ended December 31, 2021, and the dismissal of PwC, our former independent registered public accounting firm.

PROPOSAL 2 — RATIFICATION OF REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

We are asking our shareholders to approve and ratify the report of WWC Professional Corporation Limited, or WWC, P.C., the Company’s independent registered public accounting firm, relating to the Company’s consolidated balance sheets as of December 31, 2021 and 2020 and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity, and cash flows for the three-year period ended December 31, 2021. The approval and ratification of the report of WWC, P.C. relating to the Company’s consolidated balance sheets as of December 31, 2021 and 2020 and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity, and cash flows for the three-year period ended December 31, 2021, requires the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at the AGM.

The Board of Directors recommends a vote FOR the approval and ratification of the report of WWC, P.C. relating to the Company’s consolidated balance sheets as of December 31, 2021 and 2020 and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity, and cash flows for the three-year period ended December 31, 2021.

Annual Report

The Company will provide a hard copy of its annual report on Form 20-F for the fiscal year ended December 31, 2021 (which will be available in due course), free of charge, to its shareholders upon request. Requests should be directed to the Company’s IR Department via email at irlxeh@lsmxyj.com.

OTHER MATTERS

The Board of Directors is not aware of any business to come before the AGM other than the Proposals described above in this Proxy Statement. However, if any other matters should properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

/s/ Fen Ye
Fen Ye
Chairlady of the Board of Directors